INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

November 21, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the 361 Global Long/Short Equity Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 27, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the 361 Global Long/Short Equity Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 579 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION
Investment Objectives
1.	Consider removing the phrase “seeks to participate in rising markets” as it restates the first investment objective of achieving long-term capital appreciation.

Response:  The Registrant has removed the phrase and revised the sentence as follows:

“The Fund also seeks to preserve capital in down markets.”

Fees and Expenses of the Fund
2.	Submit a completed fee table and expense example via correspondence before the effective date.

Response:  The Registrant has submitted the requested correspondence on November 14, 2014.

Principal Investment Strategies
3.
First paragraph, indicate how the Fund will “gain exposure to indices consisting of U.S. and foreign issuers in all market capitalization”, given a fund may not use the “exposure” value towards meeting its 80% investment policy.

Response:  The Registrant has removed the statement “or gain exposure to indices consisting of…” and revised the sentence as follows:

“The Fund may invest in equity securities of U.S. and foreign issuers in all market capitalization ranges without limitation.”

In addition, the Registrant received confirmation from the Fund’s sub-advisor that it does not expect ETFs to be a principal investment hence, all references to ETFs and related risks have been removed under “Principal Investment Strategies” and “Principal Risks” sections.

4.	On page 5, add disclosure stating how an issuer is determined to be located outside of the U.S.

Response:  The Registrant has added the following disclosure:

“The Advisor considers foreign issuers to include (i) issuers that are organized under the laws of a foreign country; (ii) issuers whose securities are traded principally in a foreign country; or (iii) issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed outside of the United States or that have at least 50% of their assets in countries outside of the United States.”

5.	Remove the temporary defensive measures disclosure from Summary Section, as it is only required in Item 9 of Form N-1A.

Response:  The Registrant has removed the disclosure.

6.
Revise the disclosure stating, “The Fund is “non-diversified” under the 1940 Act, which means that it may invest more of its assets in fewer positions than “diversified” mutual funds,” to replace the word “positions” with “issuers”.

Response:  The Registrant has revised the language to use the word “issuers” as follows:

“The Fund is “non-diversified” under the 1940 Act, which means that it may invest more of its assets in fewer issuers than “diversified” mutual funds.”

Performance
7.
Confirm that the performance disclosure will satisfy the MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995) requirements.  The requirements are as follows:  (1) confirm that the predecessor fund was created for a purpose other than to establish a performance record, such as when and why it was created; (2) confirm whether there were other substantially similar accounts or funds managed by the sub-advisor, if there were, explain why those accounts or funds were not selected for conversion into the new fund and why the predecessor fund was; (3) confirm, if applicable, whether the other substantially similar accounts had lower performance than the predecessor fund; (4) confirm whether the predecessor fund will transfer substantially all of its securities  all of its securities to the new fund; and (4) confirm whether the advisor believes that the predecessor fund, although not required to, could have complied with the investment restrictions under Subchapter M of the Internal Revenue Code of 1986.

Response:
(1)  The Registrant obtained confirmation from Analytic Investors, LLC (“Analytic”), the Fund’s sub-advisor, that the predecessor fund was established on January 6, 2014, in order to market the global long/short strategy to institutional investors and there have been a number of marketing meetings and attempts to raise assets in the vehicle.  Hence, the Registrant confirms that the predecessor fund was not created for the purpose of creating a performance record.(2) The Registrant has obtained confirmation from Analytic that it currently manages one other account with the “global long/short equity” strategy and it is a registered investment company with a multi-manager and multi-strategy fund (i.e., Analytic’s global long/short equity strategy is only one of several strategies of that registered investment company).  Hence, the other registered investment company is not deemed substantially similar as the Fund for purposes of a conversion and Analytic in its capacity as a sub-advisor does not have the ability to convert its allocated portion of that registered investment company’s assets.

(3)  As stated in response (2) above, the Registrant believes this is not applicable.
(4) The Registrant confirms that the predecessor fund will transfer all or substantially all of its securities to the Fund.
(5)  The Registrant obtained confirmation from Analytic that it believes the predecessor account could have complied with the investment restrictions under Subchapter M of the Internal Revenue Code.

Portfolio Managers
8.	Under the heading labeled Sub-Advisor, remove the disclosure regarding the Advisor delegating a portion of the day-to-day management, as this is not required in the Summary Section.

Response:  The Registrant has removed the disclosure.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

9.	Apply all applicable comments from the summary section to Item 9 of Form N-1A.

Response:  The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

Principal Investment Strategies
10.
In light of the statement that “The Fund’s investment strategy involves active and frequent trading” under Principal Investment Strategies in the Summary Section, also add the same statement under this section pursuant to Item 9 of Form N-1A.

Response:  The Registrant has added the following disclosure:

“The Fund’s investment strategy involves active and frequent trading.”

Principal Risks of Investing
11.
Under Asset Segregation Risk, clarify that the disclosure stating, “By setting aside assets equal to only its net obligations under cash-settled instruments, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional amount of the instruments,” applies only to futures contracts and not to all derivatives.

Response:  The Registrant has revised the disclosure as follows:

“By setting aside assets equal to only its net obligations under cash-settled futures contracts, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional amount of the futures contracts.”

12.
Under Derivatives Risks - Swap Agreements, disclose if the Fund will write or sell credit default swaps and if so, add the appropriate disclosure to Item 9 of Form N-1A in the Principal Investment Strategies section.

Response:  The Registrant confirms that the Fund will not write or sell credit default swaps.

MANAGEMENT OF THE FUND
Portfolio Manager
13.	On page 12, state that the portfolio manager is “jointly and primarily” responsible for the day-to-day management of the Fund.

Response:  The Registrant has made the requested revision and has amended the disclosure as follows:

“A team of investment professionals, Harindra de Silva, Ph.D., CFA, Dennis Bein, CFA, and David Krider, CFA, serve as the Fund’s portfolio managers and are jointly and primarily responsible for the day-to-day portfolio management of the Fund.”

Prior Performance for Similar Accounts Managed by the Advisor

14.
In light of the heading “Prior Performance for Similar Accounts Managed by the Advisor”, confirm or clarify whether the accounts in the Global Long/Short Equity I Composite (the “Composite”) are managed by the advisor or sub-advisor or both.  In addition, clarify if personnel of both the advisor and sub-advisor will be portfolio managers of the Fund.  If the Composite is managed solely by the sub-advisor and both the advisor and the sub-advisor manage the Fund’s portfolio, the Composite is not allowed to be included in the Prospectus and should be removed, see Nicholas Applegate Mutual Funds, SEC No-Action Letter, (Aug. 6, 1996)

Response:  The Registrant confirms that the Composite presented is managed solely by the sub-advisor and has revised the header to state “Sub-Advisor” accordingly.  In addition, the Registrant confirms that the advisor will not be directly managing the Fund’s assets, only the sub-advisor will be responsible for the day-to-day portfolio management of the Fund.  Accordingly, the Registrant has removed the advisor personnel as portfolio managers under the “Portfolio Managers” sections.

15.
Confirm if the Analytic Global Long/Short Equity Fund, L.P., the predecessor fund, is included in the Composite, and if it is not included, state why.  In addition, confirm if the Sub-Advisor manages other registered funds with substantially similar strategies and if yes, state whether the composite includes those other registered funds.

Response: The Registrant confirms that the predecessor fund is included in the Global Long/Short Equity I Composite.  As stated in our response to Item 7 above, the sub-advisor currently manages one other account with the global long/short equity strategy in a multi-manager/multi-strategy mutual fund and that account is included in the Composite.

16.	Remove the brackets around the “*” footnote to the “Average Annual Total Returns” table, and state that the net returns for the composite are net of all actual fees and expenses.

Response:  The Registrant has removed the brackets and revised the disclosure to state that the net returns for the composite are shown net of “all actual account fees and expenses.”

17.	Remove the Composite Dispersion column in the “Analytic Investors, LLC Global Long/Short Equity I Composite” table and the reference to dispersion in the paragraph below since it is non-applicable.

Response:  The Registrant has removed the Composite Dispersion column and references.

18.
In reference to the disclosure stating, “This strategy consists of long-short equity portfolios investing in global developed equity securities,” explain why this is substantially similar to the Fund, which invests in emerging market securities as a principal investment.

Response:  The Registrant has obtained confirmation from the Fund’s sub-advisor that emerging market securities will not be a principal investment strategy and has removed the appropriate emerging markets disclosure accordingly.

19.	Disclose how the Composite net returns were calculated and if they differ from the SEC method of calculating performance for registered investment companies, describe how the methods differ

Response:  The Registrant confirms that the private accounts returns below were calculated differently than the SEC method for calculating performance for registered investment companies and has added the following disclosure:

 “The private accounts returns below were calculated differently than the SEC method for calculating performance for registered investment companies.  The annual returns shown below are calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows.”

20.
In reference to the disclosure stating, “Net returns reflect the impact of actual investment management fees received by the Firm on the gross return,” confirm if the net returns also reflect actual account fees and expenses other than management fees and update the disclosure accordingly.

Response:  The Registrant confirms that the net performance returns reflect all actual account fees and expenses, and has revised the statement to state, “Net returns reflect the impact of actual account fees and expenses”.

21.
In reference to the disclosure stating, “The representative fee schedule is as follows: Per Annum 100 basis points as a percent of account market value, plus 20 percent of 12-month incremental return over a pre-determined threshold,” please revise the disclosure in plain English or consider removing.

Response:  The Registrant has removed the statement.

YOUR ACCOUNT WITH THE FUND
Exchange Privilege
22.	Disclose how shareholders can obtain the prospectuses of the other 361 Fund’s available for exchange.

Response:  The Registrant has added the disclosure as follows:

“(Please contact the Fund at 1-888-736-1227 (888-7361CAP) to request a prospectus for the other funds).”

STATEMENT OF ADDITIONAL INFORMATION

PRINCIPAL INVESTMENT STRATEGIES, POLICIES AND RISKS
Options on Securities and Securities Indices
23.
In the section titled “Writing Call Options” in reference to the disclosure referencing the Fund writing uncovered call options, disclose that the segregation value will not be less than the exercise price of the call option.  The same comment applies to the section titled “Writing Covered Index Call Options,” on page B-9.

Response:  Upon further consideration of this comment in preparing the Amendment, the Fund has respectfully determined not to add the requested statement that a fund will “segregate no less than the exercise price on a written call option”.  The Registrant notes that a Fund could segregate based on the daily market value and this appears to be supported in the Sanford C. Bernstein Fund, Inc., SEC No-Action Letter, (June 25, 1990) (“Sanford Bernstein”).  Footnote 2 in the Staff’s reply letter to Sanford Bernstein provides examples of how cover for or segregation may be provided, as follows:

2 See, e.g., Dreyfus Strategic Investing (pub. avail. June 22, 1987); Putnam Option Income Trust II (pub. avail. Sept. 23, 1985) (“Putnam ”); Release 10666.

See also Investment Company Act Rel. No. 7221 (June 9, 1972) (“Release 7221”) (guidelines for the preparation of Form N-8B-1). In Release 7221, the staff took the view that an investment company desiring to write a call option should provide that (1) it will own and hold for the term of the option, the security against which the call option is written, or (2) it will purchase a call on the same security at the same exercise price, or (3) it will establish at the time of selling the option and maintain for the term of the option, a segregated account consisting of cash, U.S. government securities or other high-grade debt securities, equal to the fluctuating market value of the optioned securities as marked to market daily.

Swap Agreements
24.
In reference to the disclosure under Credit Default Swaps, add disclosure stating that as a buyer of protection on credit default swaps, the Fund will segregate assets equal to the amount of any premium payment obligations including any payments for early terminations.

Response:   The Registrant has added the following disclosure:

“If the Fund is a buyer, the Fund will segregate liquid assets equal to the amount of any accrued premiums or payment obligations including amounts for early terminations.”

OTHER INVESTMENT STRATEGIES, POLICIES AND RISKS
Emerging Markets
25.	Confirm whether investing in Emerging Markets are a principal investment strategy and if so, move the disclosure to the principal investment strategy section.

Response:  The Registrant confirms that investing in Emerging Markets is not a principal investment strategy and has therefore left the disclosure in the “Other Investment Strategies, Policies and Risks” section.

MANAGEMENT OF THE FUND
Potential Conflicts of Interest
26.	Consider combining the paragraph titled “Potential Conflicts of Interest” and the “Material Conflicts of Interest” paragraph as they appear to be the same or similar.

Response:  The Registrant has revised the 2nd paragraph titled “Potential Conflicts of Interest” to state “Material Conflicts of Interest” and removed the first paragraph

FINANCIAL STATEMENTS
27.	Inform the staff as to what financial statements of the predecessor fund will be included with the Registration Statement filing and such financial statements should comply with Regulation S-X.

Response:  Per telephone conversation with Mr. Chad Eskildsen of the Commission on November 12, 2014, the Registrant has included the unaudited financial statements of the predecessor fund as of October 31, 2014 and the audited schedule of investments of the predecessor fund as of October 31, 2014 as Exhibit (k) to the Amendment filing.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Investment Managers Series Trust